599 Lexington Avenue
New York, NY 10022-7650
Aron Izower	+1 212 521 5400
Direct Phone: +1 212 549 0393	Fax +1 212 521 5450
Email: aizower@reedsmith.com	reedsmith.com

September 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Loan Lauren Nguyen

Re:                             SFX Entertainment, Inc.

Amendment No. 5 to Registration Statement on Form S-1
Filed September 25, 2013
File No. 333-189564

Dear Ms. Nguyen:

On behalf of our client, SFX Entertainment, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 19, 2013 (the “Comment Letter”), relating to the Company’s fourth amendment (such amendment, “Amendment No. 4”) to the Registration Statement (the “Registration Statement”) on Form S-1 filed on September 18, 2013.  The Registration Statement was first publicly filed on June 25, 2013, as amended on July 18, 2013, August 12, 2013, August 30, 2013, and September 18, 2013, and had initially been submitted confidentially to the Commission on November 13, 2012, as amended on April 25, 2013.  This letter accompanies the fifth amendment to the Registration Statement publicly filed with the Commission on September 25, 2013 (such amendment, “Amendment No. 5”).  For the Staff’s reference, we have included both a clean copy of Amendment No. 5 and a copy marked to show all changes from Amendment No. 4.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter.  Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in Amendment No. 5 in response to the Staff’s comment.  All page references in the responses set forth below refer to page numbers in Amendment No. 4.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5.

Inside Cover Page Artwork

1.                                      Please refer to the header graphics and specifically the last picture on the upper right corner of the first page of graphics. Graphics should be limited to pictures of your products and services. It is unclear how this picture relates to your products or services. Please delete or, alternatively, advise how this picture relates to your products and services. In this regard, please advise whether these individuals are or were your employees and the nature of their employment so that we can understand how this picture relates to your products and services.

The Company acknowledges the Staff’s comment and has revised the referenced picture in the artwork to present artwork that more clearly relates to the Company’s products and services. The Company supplementally notes that the individuals in the referenced picture formerly on the upper right cover of the first page of graphics were fans at a Disco Donnie Presents event.

2.                                      Please refer to the SFX Brands graphic. We note that the graphic includes a disclaimer regarding brand ownership on the bottom left corner. Please revise the graphic so that the disclaimer is legible and of greater prominence.

The Company acknowledges the Staff’s comment and has increased the size of the font on the SFX Brands graphic to make the disclaimer more legible and of greater prominence.

Risk factors, page 14

Our Investments in the ID&T Business and ID&T/SFX North America LLC, page 32

3.                                      We note from your response to our prior comment 2 the decisions that require minority approval include those that impact the use of intellectual property or threaten the minority interest. However, based upon the summary provided in your response, it appears the decisions that require minority approval are participating rights as it provides the minority shareholders with the ability to determine financial and operating decisions that are made in the ordinary course of business. The guidance in ASC 810-10-25-11 states that noncontrolling rights that would allow the noncontrolling shareholder to effectively participate in corporate actions such as selecting, terminating, and setting compensation of management responsible for implementing policies and procedures, or establishing operating and capital decisions, including budgets, in the ordinary course of business would overcome the presumption for consolidation. In this regard, please explain why you believe it is appropriate to consolidate ID&T when the minority shareholders have the following substantive participating rights:

•                                          Approval of line items in event budgets

•                                          Sale or acquisition of assets that relate to the production of festivals

•                                          Hiring and firing, and setting compensation for, employees whose primary responsibilities are creative

•                                          Appointment and compensation of officers generally

•                                          The sale or acquisition of subsidiaries (as the subsidiaries hold intellectual property)

•                                          Requiring the ID&T Business to accept financing (though once it is determined that the business requires financing, the SFX managers determine the nature and terms of such financing)

•                                          Year-to-year reductions in gross budgets (the minority holders cannot set the budget, but they must consent to reductions in the annual budget)

•                                          Approval of budget guidelines (within the gross budget determined by SFX) and the entry into contracts or the making of expenditures in excess of such guidelines

Please tell us how your accounting treatment complies with the guidance in ASC 810-10 25 and how you considered the implementation guidance in ASC 810-10-55-1 in determining your accounting treatment. As part of your response, please also supplementally provide us with the relevant section(s) of the stockholder’s agreement which provide the governing rights to minority shareholder and your assessment of each individual noncontrolling right in accordance with the guidance prescribed in ASC 810 10-25. We may have further comment upon review of your response and the related sections of the stockholder’s agreement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has entered into a new agreement with the sellers of the ID&T Business pursuant to which the Company will acquire 100% of the ID&T Business. Under the terms of the agreement, the sellers of the ID&T Business will not retain any direct equity interest in the ID&T Business. Furthermore, since the Company will own all the shares, there will be no shareholders agreement that grants governance rights to minority shareholders. As part of the new agreement, the Company will also acquire the remaining 49% of the ID&T JV, so that the ID&T JV will be a wholly-owned subsidiary of the Company.

The Company will exercise control over the ID&T Business. Certain sellers will continue as employees of the ID&T Business, and one former ID&T Board member will be offered a position on the board of directors of the subsidiary that will own the ID&T Business.  Nevertheless, the remainder of that board will consist of members appointed by the Company.  All decisions made by the board of directors will require a simple majority.  As the Company will appoint the majority of the board members, the Company respectfully believes that the guidance in ASC 810-10-25 and ASC 810-10-55 supports consolidation of the ID&T Business.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 57

4.                                      Please revise to put footnote (5) next to the pro forma adjustment to amortization expense in the amount of $(51,743).

The Company acknowledges the Staff’s comment and has revised footnote (5) and placed footnote (5) next to the pro forma adjustment to amortization expense in the amount of $(52,590).

Notes to Unaudited Pro Forma Financial Information, page 59

5.                                      Please revise the last sentence of the first paragraph to state that the remaining cash payment will be $63,380 rather than $59,067.

The Company acknowledges the Staff’s comment and has revised page 61 to reflect that the remaining cash payment will be $59,067, which is comprised of the $63,910 payment due at closing, less the initial deposit of $4,843 made on May 22, 2013.

6.                                      Please revise “distribution payment” in the last sentence of the first paragraph on page 61 to “contingent consideration.”

The Company acknowledges the Staff’s comment and has revised page 62 in response to the Staff’s comment.

7.                                      Refer to footnote (4)(d) - We note that the total of the goodwill that is expected to be deductible for tax purposes and the amount of goodwill that is not expected to be deductible as disclosed in footnote (4)(d) of $60,296 in the aggregate does not agree to amount of goodwill reflected in the table on page 66 of $64,648. Please reconcile and revise these amounts for consistency.

The Company acknowledges the Staff’s comment and has revised footnote (4)(d) in response to the Staff’s comment.

Valuations of Common Stock, page 104

8.                                      We note the changes that have been made to pages 106 and 107 of MD&A. Please revise the discussion on page 107 to disclose the amount of compensation expense that will be recognized in connection with the issuance of 233,000 shares of restricted stock to Mr. Sillerman as consideration for his guarantee of your subsidiary’s borrowings and disclose the method and significant assumptions used to determine such expense. Note 12 to the interim financial statements should be similarly revised.

The Company acknowledges the Staff’s comment and has revised page 108 and Note 12 of the interim financial statements on pages F-78 and F-79 to disclose the compensation expense associated with the issuance of such shares.

Certain relationships and related party transactions, page 152

9.                                      We note your revised disclosures in the filing in response to our prior comment 7. In addition to disclosing the estimated compensation expense based upon the midpoint of the offering range once determined, please revise your pro forma income statements to give effect to the additional expense associated with 233,000 restricted shares issued as consideration for the guarantee of the additional debt of $10.5 million.

The Company acknowledges the Staff’s comment and has revised page 154 to disclose the compensation expense and the “Selling, general and administrative expenses” entries in its unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012 and the six months ended June 30, 2013, on pages 58 and 59, respectively, to give effect to the additional expense associated with the shares. The Company has also revised footnote (14) to its unaudited pro forma condensed combined financial statements in response to the Staff’s comment.

SFX Entertainment Inc. Financial Statements Note 19. Subsequent Events, page F-46

10.                               We note your revised disclosure in response to our prior comment 8; however, we reissue in part. As previously requested, please revise Note 19 to also explain the basis or rationale for the planned accounting treatment that will be used for the earn-out payments to be made to the seller of Made. Note 17 to your interim financial statements should be similarly revised.

The Company acknowledges the Staff’s comment and has revised Note 19 on page F-51 and Note 17 of the interim financial statements on pages F-89 and F-90 to explain the basis for the planned accounting treatment that will be used for the earn-out payments to be made to the seller of Made.

11.                               Please revise the disclosure in the second full paragraph on page F-50 to indicate that you will be required to make an earn-out payment of AUD $10,000 (or $9,271) if EBITDA of the business exceeds AUD $18,000 (or $16,688) for the one-year period ending December 31, 2014. The disclosure on page F-88 of the interim financial statements should be similarly revised.

The Company acknowledges the Staff’s comment and has revised pages F-50 and F-88 in response to the Staff’s comment.

SFX Entertainment Inc. Interim Financial Statements, page F-56

Basis of presentation and principles of consolidation, page F-61

12.                               We note from your revised disclosure in response to our prior comment 10 that the put rights from the 12,340,000 shares ($54,200) of common stock will terminate in connection with your planned simultaneous registration for resale by the selling stockholders of those shares of common stock. In light of the fact that the registration for resale by the selling shareholders is to occur simultaneously as your Initial Public Offering and the repurchase rights will terminate upon an effective Initial Public Offering, please revise your pro forma balance sheet on page F-56 to reclassify such shares as permanent equity consistent with your presentation in the pro forma balance sheet on page 56.

The Company acknowledges the Staff’s comment and has revised page F-57 to reclassify such shares as permanent equity consistent with the presentation in the pro forma balance sheet on page 57.

Back Cover Page Artwork

13.                               We note the large amount of text on the included graphic. Text beyond that necessary to briefly explain the visual presentation of your products and services is inappropriate. Additionally, we note that the descriptions of your products and services throughout the registration statement do not appear to reference “tech tools,” “hardware,” “mixing software,” “fashion,” “music management” or “headphones.” Please revise to remove excessive and superfluous text and any text which does not accurately depict your products and services.

The Company acknowledges the Staff’s comment and has removed all text from the referenced graphic. The Company notes that the graphic has been moved and is now located as the first page of graphics.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0393.

Sincerely,

/s/ ARON IZOWER

Aron Izower

Reed Smith LLP

Attachments

cc: Howard J. Tytel, SFX Entertainment, Inc.